Exhibit 99.1

TD Bank to Issue Preferred Shares

         TORONTO, Jan. 22, 2008 - The Toronto-Dominion Bank ("TD") today announced that it has entered into an agreement with a group of underwriters led by TD Securities Inc. for an issue of 6 million Non-cumulative Class A First Preferred Shares, Series Q (the "Series Q Shares") carrying a face value of $25.00 per share, to raise gross proceeds of $150 million. TD intends to file in Canada a prospectus supplement to its January 11, 2007 base shelf prospectus in respect of this issue.

         TD has also granted the underwriters an option to purchase, on the same terms, up to an additional 2 million Series Q Shares. This option is exercisable in whole or in part by the underwriters at anytime up to two business days prior to closing. The maximum gross proceeds raised under the offering will be $200 million should this option be exercised in full.

         The Series Q Shares will yield 5.60% per cent annually and are redeemable by TD for cash, subject to regulatory consent, at a declining premium after approximately five years.

         The issue is anticipated to qualify as Tier 1 capital for TD and the expected closing date is January 31, 2008.

         The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell securities in the United States.

         About TD Bank Financial Group

         The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth; and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$422 billion in assets as of October 31, 2007. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD", as well as on the Tokyo Stock Exchange.

For further information: John van Boxmeer, Associate Vice President, Capital Finance, (416) 308-7309